Exhibit 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Thursday, June 19, 2014, at 3:00 p.m. (Israel time) for the following purposes:

1.	To reelect six directors to serve as members of our Board of Directors until our next annual general meeting of shareholders.

2.	To approve an annual cash bonus to be paid to Mr. David Tsur, our chief executive officer and a director.

3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014 and for such additional period until our next annual general meeting.

4.	To review and discuss our consolidated financial statements for the year ended December 31, 2013.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 12, 2014, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Leon Recanati
Chairman of the Board of Directors

May 12, 2014

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at the 2014 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders.  The Meeting will be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Thursday, June 19, 2014, at 3:00 p.m. (Israel time).

This Proxy Statement, the attached Notice of 2014 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 15, 2014.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) reelection of six directors to serve as members of our Board of Directors until our next annual general meeting of shareholders; (ii) approval of an annual cash bonus to be paid to Mr. David Tsur, our chief executive officer and a director; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014 and for such additional period until our next annual general meeting.  In addition, our consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on May 12, 2014.  You are also entitled to notice of the Meeting and to vote at the meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 12, 2014, or which appeared in the participant listing of a securities depository on that date.

How You Can Vote

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent or in our register of shareholders (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  The proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Legal Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact your broker.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1 and 3: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each proposal.

With respect to Proposal 2:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal, provided that either: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the matter or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 11, 2014 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 35,961,301 ordinary shares outstanding as of May 11, 2014.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable and debentures convertible into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Jonathan Hahn(1)	4,808,491	13.37%
Leon Recanati (2)	3,423,124	9.52%
The Phoenix Holding Ltd. (3)	3,063,783	8.52%
FMR LLC (4)	2,725,706	7.58%
D.S Apex Holdings group (5)	2,548,805	7.09%
Reuven Behar(6)	60,670	*
Dr. Estery Giloz-Ran(7)	--	--
Dr. Abraham Havron(8)	1,742	*
Ziv Kop(9)	24,536	*
Alicia Rotbard(10)	--	--
Tuvia Shoham(11)	32,155	*
David Tsur(12)	882,447	2.45%
Directors and executive officers as a group (17 persons)	9,375,902	26.07%
__________________

* Less than 1% of our ordinary shares.

(1)
Includes 4,803,821 ordinary shares held by the estate of Ralf Hahn and 4,607 ordinary shares held directly by Mr. Jonathan Hahn.  Mr. Ralf Hahn, the former chairman of our Board of Directors, passed away on February 10, 2013.  The estate of Mr. Ralf Hahn holds 1,660,581 ordinary shares directly and 3,111,661 ordinary shares indirectly through Damar Chemicals Inc., a company registered in Panama (“Damar”), a company that was wholly-owned by Mr. Ralf Hahn.  Additionally, the estate of Mr. Ralf Hahn holds approximately 53.5% of the shares of TUTEUR S.A.C.I.F.I.A (“Tuteur”), a company that was formerly controlled by Mr. Ralf Hahn which holds 31,579 ordinary shares.  We were informed that the estate of Mr. Ralf Hahn possesses voting and investment power over the shares held by Damar and Tuteur.  Mr. Jonathan Hahn has been appointed as the provisional administrator of the estate of Mr. Ralf Hahn and accordingly, he has the right to exercise the voting and investment power over shares held directly and indirectly by the estate of Mr. Ralf Hahn.  Does not include Mr. Jonathan Hahn’s options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 2,745,645 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”).  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  Does not include Mr. Recanati's options to purchase 40,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated April 30, 2014 submitted to our company. Based on a Schedule 13G filed with the SEC on July 30, 2013, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.  Includes debentures convertible into 90,672 ordinary shares within 60 days of the date of this table at a price of NIS 37.12 (or $10.75) per share.

(4)	Based solely upon, and qualified in its entirety with reference to, a notice dated April 28, 2014 submitted to our company.

(5)
Includes debentures convertible into 76,421 ordinary shares within 60 days of the date of this table at a price of NIS 37.12 (or $10.75) per share.  Based solely upon, and qualified in its entirety with reference to, a notice dated April 30, 2014 submitted to our company.  To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd.  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(6)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(7)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(8)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron.  Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(9)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(10)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(11)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of this table.

(12)
Includes options to purchase 182,422 ordinary shares exercisable within 60 days of the date of this table, at a weighted average exercise price of NIS 20.39 (or $5.9) per share, which expire between July 15, 2015 and December 16, 2019. Does not include unvested options to purchase 289,453 ordinary shares that are not exercisable within 60 days of this table.

ITEM 1 – REELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors will be no less than five and no more than 11, and must include at least two external directors, within the meaning of the Israeli Companies Law.  Our Board of Directors is currently comprised of nine directors, including three external directors within the meaning of the Israeli Companies Law.

Each of our directors (other than external directors under the Israeli Companies Law) holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current directors who are not an external director (within the meaning of the Israeli Companies Law) is standing for reelection at the Meeting, to hold office until our next annual general meeting of shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2013 annual general meeting of shareholders. Each of our three external directors, Ms. Alicia Rotbard, Dr. Abraham Havron and Dr. Estery Giloz-Ran, will continue to serve in accordance with their respective three-year terms.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his duties as a director of our company, taking into consideration our company’s size and special needs.  In addition, in accordance with the requirements of the Israeli Companies Law, Mr. Tuvia Shoham has declared in writing that he qualifies as an “independent director” within the meaning of the Israeli Companies Law.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Leon Recanati has served on our Board of Directors since May 2005 and has served as the Chairman of our Board of Directors since March 7, 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recananti is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Shellcase, Gov, Govli Financial Services Ltd., Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Fund and Newbank Ltd.  Mr. Recanati is currently the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation, Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd.  Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Reuven Behar has served on our Board of Directors since April 2013.  Mr. Behar has been a partner with Fischer Behar Chen Well Orion & Co., our Israeli counsel, since 1999. Mr. Behar leads the firm’s Litigation and Antitrust Departments and also serves as a mediator and arbitrator in commercial, intellectual property and family matters, as well as an executor in probate cases. Mr. Behar is a Lieutenant Colonel in the Israel Defense Forces. Mr. Behar holds an LL.B. degree from the Hebrew University of Jerusalem and an M.M. degree from J. L. Kellogg Graduate School of Management, Northwestern University.

Jonathan Hahn has served on our Board of Directors since March 2010. Mr. Hahn is currently the President and a director of Tuteur, a pharmaceutical company based in Argentina and operating in various emerging markets.  Previously, Mr. Hahn held a business development position in Forest Laboratories, Inc., based in New York.  Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Ziv Kop has served on our Board of Directors since May 2005. Since March 2014, Mr. Kop has served as the Chief Operating Officer of Outbrain Inc., where he has served as a board member since 2006. From October 2003 to August 2013, Mr. Kop served as Managing Partner at GlenRock Israel Ltd., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, including Evogene Ltd. (NYSE:EVGN), Mobileye N.V., Quigo Technologies Inc., Outbrain Inc., Rainbow Medical Ltd.  Prior to joining GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, Ltd., a leading Israeli consultancy in the field of strategic planning, from 2002 to 2003. Mr. Kop also currently serves as a director of Evogene Ltd. (NYSE:EVGN).  Mr. Kop holds an LLB degree and MBA degree, both from Tel Aviv University, and he is a graduate of INSEAD’s Young Managers Program.

Tuvia Shoham has served on our Board of Directors since May 2007 and is an independent director within the meaning of the Israeli Companies Law. Mr. Shoham is a member of the Board of Directors of Shachak & Co., a private real estate company. Mr. Shoham has extensive experience as a financial consultant for companies in various industry sectors, including managing a wide range of financial arrangements and advising businesses on recovery and privatization plans. Mr. Shoham was previously a partner with the Israeli member firm of PricewaterhouseCoopers, and served as our accountant for many years.  Mr. Shoham is a certified public accountant in Israel and holds a BA degree and MBA degree, both from the Hebrew University of Jerusalem.

David Tsur has served as our Chief Executive Officer and on our board of directors since our inception.  Prior to co-founding Kamada in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur has also held various positions in the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor), including Chief Economist and Commercial Attaché in Argentina and Iran.  Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the Nasdaq requirement for independent direct oversight over our director nominations process.  In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.  Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital.  In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

ITEM II - APPROVAL OF CASH BONUS TO BE PAID TO OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Mr. David Tsur has served as our Chief Executive Officer and on our Board of Directors since our inception.  Prior to co-founding Kamada in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc.  Mr. Tsur has also held various positions in the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor), including Chief Economist and Commercial Attaché in Argentina and Iran.  Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

Pursuant to a recent amendment to the Israeli Companies Law, which became effective on December 12, 2012, a public company was required to adopt a compensation policy by September 12, 2013, which sets forth the terms of service and employment of office holders, within the meaning of the Israeli Companies Law.  Under our Compensation Policy for executive officers and directors, our chief executive officer is entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives.

Under Mr. Tsur’s employment agreement, he is entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the board of directors.

Mr. Tsur’s main objectives for 2013 included the following:

•	Meet the objectives of our 2013 budget.

•	Advance the clinical development of our inhaled formulation of Alpha-1 Antitrypsin (“AAT”) for treatment of AAT deficiency (“Inhaled AAT for AATD”).

•
Advance the clinical development of additional indications for our AAT intravenous product, such as for the treatment of newly diagnosed cases of Type-1 Diabetes, and advance the clinical development of other plasma-derived protein therapeutics, such as KamRab, a prophylactic treatment against rabies infection.

•	Maintain, further strengthen and expand our collaborative relationships with strategic partners.

•	Raise funds in an initial public offering of our shares in the United States.

After reviewing Mr. Tsur’s performance during the year 2013 and his contribution to our company’s success, our Compensation Committee has recommended and approved, and our Board of Directors has also approved and recommends that our shareholders approve, the payment of a cash bonus in the amount of NIS 400,000 (approximately US$116,000) in recognition of Mr. Tsur’s achievements in 2013.

Our Compensation Committee and Board of Directors evaluated, among other things, the performance, goal achievement, and contribution of Mr. Tsur to our company during 2013 and determined that he achieved his specific objectives, as evidenced by the following achievements:

•	The objectives of our 2013 budget were met.

•	Advancing Clinical Development:

o
During 2013, we completed a pivotal Phase II/III clinical trial in Europe and Canada for Inhaled AAT for AATD and prepared for a Phase II clinical trial of Inhaled AAT for AATD in the United States, which commenced during March 2014.

o
During 2013, we advanced the clinical development of our AAT intravenous product for treatment of newly diagnosed cases of Type-1 Diabetes.  We also advanced the Phase II/III clinical trials of our anti-rabies pharmaceutical, KamRAB, in collaboration with our strategic partner Kedrion S.p.A.

•	Maintaining and Expanding Collaborative Relationships:

o
In May 2013, we amended our distribution agreement and licensing agreement with Baxter International Inc. (“Baxter”) to extend the period of minimum purchases by Baxter of our flagship AAT intravenous product, Glassia, until the end of 2016 and increase the minimum purchases under the distribution agreement.

o	During 2013, we continued to collaborate with Chiesi, our European marketing partner, to advance the strategic plans for commercial launch and distribution of Inhaled AAT for AATD in Europe.

•
In May 2013, we successfully completed a $59.4 million initial public offering of our ordinary shares in the United States (including the over-allotment option) and the listing of our ordinary shares on the Nasdaq Global Select Market, which strengthened our financial position and increased our company’s valuation.

In making its recommendation, our Compensation Committee and Board of Directors considered various other factors, including, among others: (i) Mr. Tsur’s education, skills, expertise, professional experience, and achievements, as detailed above; (ii) Mr. Tsur’s position, responsibilities, and previous compensation arrangements; (iii) the cost of Mr. Tsur’s compensation in comparison to the cost of compensation of other company employees; and (iv) Mr. Tsur’s contribution to advancing our long-term goals, securing long-term revenues and increasing profitability and revenue growth.

Accordingly, our Board of Directors, based on the recommendation of our Compensation Committee, determined that the conditions to grant Mr. Tsur a bonus for 2013 were met and recommends that the shareholders approve a cash bonus in an amount of NIS 400,000 (approximately US$116,000).  The Compensation Committee and Board of Directors believe that the compensation is fair and reasonable considering our business and operations and Mr. Tsur’s major role in our performance and achievements in 2013.

Under the Israeli Companies Law, the payment of compensation to a chief executive officer must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of an annual bonus to Mr. David Tsur in respect of his performance as the Company’s chief executive officer in 2013, as described in Proposal 2 of the Proxy Statement for the 2014 Annual Meeting of Shareholders, be and hereby is approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the matter or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 3 – RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and as permitted by the Israeli Companies Law, our Board of Directors is authorized to determine the compensation of our independent registered public accountants.  Our Board of Directors will determine such compensation following the pre-approval and recommendation of our Audit Committee.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2014 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 4 - REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2013.  This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2013, which form part of our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 26, 2014, are available on our website at www.kamada.com or through the EDGAR website of the SEC at www.sec.gov or through the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2014 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Leon Recanati
Chairman of the Board of Directors

Date: May 12, 2014